December 23, 2019

Brian A. Valentine
Chief Financial Officer
Andersons, Inc.
1947 Briarfield Boulevard
Maumee, OH 43537

       Re: Andersons, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed February 27, 2019
           File No. 000-20557

Dear Mr. Valentine:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2018

Item 8. Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements
Note 1. Summary of Significant Accounting Policies
Marketing Agreement, page 47

1. Please tell us and disclose in further detail the nature of your role and responsibilities with regards to the lease and marketing agreement with Cargill, and the performance obligations to be satisfied in the income sharing arrangement disclosed on page 47. Please explain your accounting for this agreement and your consideration of whether this is collaborative arrangement.
 Brian A. Valentine
Andersons, Inc.
December 23, 2019
Page 2
Notes to Consolidated Financial Statements
Note 13. Related Party Transactions
Equity Method Investments, page 78

2. We note that you have a management agreement with each of the TAAE, TACE and the
         TAME LLCs (LLC's). As part of these agreements, the Ethanol Group runs the day-to-
         day operations of the plants, provide all administrative functions and risk management services, and lease grain facilities to two of the entities. The agreements with each of the
         LLC's provide you the exclusive right to act as supplier for 100% of the corn used by the
         LLC's in the production of ethanol. You also have marketing agreements with each of the ethanol LLC's in which you purchase most, if not all, of the ethanol produced by the
         LLC's at the same price they will resell the ethanol to external customers and receive a fee per gallon sold. Lastly, under corn oil marketing agreements with the LLC's, you market the distiller dried grains (DDG) and corn oil for a a fee on units sold. Please provide us your analysis of the consideration of the LLC's as variable interest entities (VIE's) and determination of the primary beneficiary for consolidation. Refer to the VIE guidance in
         ASC 810-10-25 in your response.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Aamira Chaudhry at 202-551-3389 or Robert Shapiro at 202-551-
3273 with any questions.



FirstName LastNameBrian A. Valentine                           Sincerely,
Comapany NameAndersons, Inc.
                                                               Division of
Corporation Finance
December 23, 2019 Page 2                                       Office of Trade
& Services
FirstName LastName